For period ending   May 31, 2007  Exhibit 77Q1

File number 811-6475

Clarification to asset segregation policy

Cover for certain derivatives strategies.
Transactions using derivative instruments other than purchased options expose the Fund to an obligation to another party. The Fund will not enter into any such transactions unless it owns either (1) an offsetting (“covered”) position in securities, currencies, or other futures contracts or (2) cash or liquid securities, with a value sufficient at all times to cover its potential obligations to the extent not covered as provided in (1) above. The Fund will comply with SEC guidelines regarding cover for hedging transactions and will, if the guidelines so require, set aside cash or liquid securities, marked to market daily, in a segregated account with its custodian in the prescribed amount.

With respect to futures contracts, the Fund will cover its obligations under the futures transactions in which it participates by either (i) holding offsetting positions that appropriately equal the daily market value of the Fund’s position in the futures contract (less the initial margin and any variation margins deposited with a futures commissions merchant) or (ii) accruing such amounts on a daily basis and maintaining segregated assets to cover the futures contract. With respect to a futures contract that is not contractually required to “cash-settle,” the Fund must cover its open position by maintaining segregated assets equal to the contract’s full, notational value. However, the Fund may net non-cash settled futures contracts if the futures have the same expiration date and underlying instruments. With respect to a futures contract that is contractually required to “cash-settle,” the Fund is permitted to maintain segregated assets in an amount equal to the Fund’s daily marked-to-market (net) obligation (i.e., the Fund’s daily net liability, if any) rather than the notional value. By setting aside assets equal to only its net obligation under cash-settled futures contracts, the Fund will have the ability to employ leverage to a grater extent than if the Fund were required to segregate assets equal to the full notational value of such contracts.

The Fund will enter into futures contracts to sell, for a fixed amount of US dollars or other appropriate currency, an amount of foreign currency, to the extent that the value of the short forward contract is covered by the underlying value of securities denominated in the currency being sold. Alternatively, when the fund enters into a non-cash settled forward contract to sell an amount of foreign currency, the Fund’s custodian or sub-custodian will place segregated assets in a segregated account of the Fund in equal amount to the contract’s full, notational value. However, currency contracts with respect to identical currencies may be netted against each other and, in such cases, the Fund’s custodian, or sub-custodian will place segregated assets in a segregated account of the fund in an amount equal to the net amount owed (the unrealized loss) by the Fund.

When a fund enters into a non-deliverable forward transaction, the Fund’s custodian will maintain segregated assets in an amount not less than the value of the Fund’s unrealized loss under such non-deliverable forward transaction. If the additional segregated assets decline in value or the amount of the Fund’s commitment increases because of changes in currency rates, additional cash or securities will be designated as segregated assets on a daily basis so that the value of the account will equal the amount of the Fund’s unrealized loss under the non-deliverable forward agreement.

Assets used as cover or held in a segregated account cannot be sold while the position is in the corresponding derivatives instrument is still open, unless they are replaced with similar assets. As a result, the commitment of a large portion of the Fund’s assets to cover or segregated accounts could impede portfolio management or the Fund’s ability to meet current obligations.

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Strategic Global Income Fund